UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 29, 2024, announcing the Company’s dividend and earnings report for the first half and second quarter of 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 3, 2024	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per June 30, 2024 – A dividend company with good prospects
Thursday, August 29, 2024
Highlights:
Ninety day periods offer a short-term snapshot of a company. However, it is more important to view the long-term picture. The direction of NAT is unquestionably upward, with further room to grow.

1.	For the second quarter of 2024, NAT produced a net profit of $21.6 million, which is a substantial improvement compared with the previous quarter (1Q24) with a Net Profit of $15.1 million.
2.
The dividend for the second quarter is 12 cents ($0.12) per share. This is our 108th consecutive quarterly cash dividend payment. The dividend is payable November 26, 2024, to shareholders on record as of September 26, 2024. NAT has paid an aggregate dividend of more than $50 per share since NAT became stocklisted in New York, September 15, 1995.

3.
During the second quarter of 2024 the total average NAT time charter for all our ships was $36,600 per day per ship. The daily operating costs per ship are about $9,000, leaving NAT with a solid margin.

4.	There is a shortage of the type of ships that NAT is operating and the ongoing hostilities in the Middle East are exacerbating this situation.
5.
oil demand continues to grow in Asia, creating more need for our vessels. India, the most populous country on the planet, is the world’s third largest importer of oil. China is also a key country for NAT together with Japan and South Korea.

NAT has not transported Russian oil the last 3.5 years.

6.
The NAT fleet of versatile suezmax tankers offer flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, we reduce emissions. Each individual ship in the NAT fleet is of excellent technical quality, as demonstrated in the vetting performance, the score card undertaken by our customers.

Most of our business is with major oil and energy companies.

Sincerely,
Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of June 30, 2024, our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the second quarter of 2024

For the second quarter of 2024, the net income was $21.6 million or an EPS of $0.10.

The average time charter equivalent (TCE) for our fleet during the second quarter of 2024 came in at $36,600 per day per ship. This number is on a discharge-to-discharge basis. We currently have sixteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $218.5 million, which equals $10.9 million per ship based on 20 vessels, as of June 30, 2024.

The details of our financing arrangements are as follows;

1)	The 14 vessels financed through CLMG/Beal Bank had as of June 30, 2024 a total outstanding balance of $78.6 million, presented as current.
2)	The 6 vessels financed through Ocean Yield have as of June 30, 2024 a total outstanding balance of $209.9 million, including current portion of the debt.

Current portion of long-term debt is now $98.7 million net of transaction costs. $20.4 million is related to the Ocean Yield financing and $78.3 million is related to the Beal/CLMG financing. Restricted cash of $6.8 million is related to deposits held for future Drydocking’s of our vessels.

For the second quarter of 2024 a cash dividend of 12 cent ($0.12) per share has been declared. This is our 108th consecutive quarterly dividend.

Payment of the dividend will be on November 26, 2024, to shareholders of record on September 26, 2024.

World Economy and the Tanker Market

The world is not short of political uncertainty, and we do not see this going away anytime soon. We see high demand for oil, a fragmented trade picture with logistical inefficiencies and a tight supply of ships. The limited supply of new ships is maybe the most important factor pointing to tight supply/demand balance for several years. Seasonal variations will occur, but as we have seen in 2023 and so far this year, the trend supports earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 580 vessels as of June 30, 2024, flat from the previous quarter. With an increased ordering activity continuing in 2024, the orderbook for Suezmax tankers now counts 98 vessels which equals about 17% of the world’s conventional suezmax fleet spread over the next 4 years. The historic average for the orderbook in percent of existing fleet is 20%.

Only five new vessels remain to enter the world suezmax fleet in 2024, 26 in 2025, 39 in 2026, so far 23 new build orders are booked for 2027 and only 5 for 2028. It is also worth noting that during this year, the world fleet will count 64 suezmax tankers of 22 years of age or older.

All of the above are good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels, after the latest purchase, is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable, and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Six Months Ended	
Amounts in USD '000	Jun. 30, 2024	Mar. 31, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net Voyage Revenue	**66 099**	**60 572**	**67 796**	**126 671**	**154 890**
Vessel Operating Expenses	(16 810)	(15 519)	(15 922)	(32 329)	(29 877)
Depreciation Expenses	(13 935)	(14 136)	(12 726)	(28 071)	(25 449)
General and Administrative Expenses	(6 080)	(7 854)	(5 002)	(13 934)	(10 742)
Operating Expenses	(36 825)	(37 509)	(33 650)	(74 334)	(66 068)
Net Operating Income	**29 274**	**23 063**	**34 146**	**52 337**	**88 822**
Interest Income	240	187	352	427	656
Interest Expense	(7 865)	(8 051)	(7 704)	(15 916)	(15 738)
Other Financial Income (Expenses)	(43)	(143)	15	(186)	(20)
Total Other Expenses	(7 668)	(8 007)	(7 337)	(15 675)	(15 102)
Net Income	**21 606**	**15 056**	**26 809**	**36 662**	**73 720**
Basic and Diluted Earnings per Share	0,10	0,07	0,13	0,17	0,35
Weighted Average Number of Common Shares Outstanding	208 796 444	208 796 444	208 796 444	208 796 444	208 796 444
Common Shares Outstanding	208 796 444	208 796 444	208 796 444	208 796 444	208 796 444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Jun. 30, 2024	Dec. 31, 2023
Amounts in USD '000		
Cash and Cash Equivalents	40 758	31 078
Restricted Cash	6 828	2 283
Accounts Receivable, Net	22 805	26 287
Prepaid Expenses	6 610	4 319
Inventory	23 914	31 183
Voyages in Progress	15 097	11 178
Other Current Assets	1 448	2 582
Total Current Assets	**117 460**	**108 910**
Vessels, Net	740 802	768 584
Other Non-Current Assets	3 550	1 702
Total Non-Current Assets	**744 352**	**770 286**
Total Assets	**861 812**	**879 196**
Accounts Payable	2 616	3 446
Accrued Voyage Expenses	9 378	11 748
Other Current Liabilities	12 055	10 858
Dividends Payable	25 056	12 528
Current Portion of Long Term Debt	98 731	31 898
Total Current liabilities	**147 836**	**70 478**
Long-Term Debt	187 024	269 697
Other Non-Current Liabilities	1 102	717
Total Non-current Liabilities	**188 126**	**270 414**
Shareholders' Equity	525 850	538 304
Total Liabilities and Shareholders' Equity	**861 812**	**879 196**

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm